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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                Form 12b-25

                        NOTIFICATION OF LATE FILING

        X   Form 10-K    Form 20-F    Form 11-K    Form 10-Q    Form N-SAR
       ---            ---          ---          ---          ---

                       Commission file number 0-28973
                                            ---------

                        BioPulse International, Inc.
                       -----------------------------
                          Full Name of Registrant

                                    N/A
                                   -----
                         Former Name of Registrant

                   10421 South Jordan Gateway, Suite 500
                  ----------------------------------------
         Address of Principle Executive Offices (street and number)

                          South Jordan, Utah 84095
                         --------------------------
                          City, State and Zip Code

                     Part II - Rules 12b-25 (b) and (c)

If the subject could be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check if appropriate).

     (a)  The reasons described in reasonable detail in Part III of this
----- form could not be eliminated without unreasonable effort of expense;

  X       (b)  The subject annual report, semi-annual report, transition
----- report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  X       (c)  The accountant's statements or other exhibit required by
-----     Rule 12b-25 (c) has been attached if applicable.

                            Part III - Narrative

The Company was delayed in compiling certain financial information necessary for it to complete its audit for the year ended July 31, 2000. The Company expects to complete the financial statements and file its annual report on Form 10 KSB on or before November 14, 2000.

There are not any significant changes anticipated in the results of operations from the corresponding period of the last fiscal year that will be reflected by the earnings statements to be included in the subject report portion thereof.
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Part IV - Other Information

     Name and telephone number of person to contact in regard to this notification

Jonathon Neville         (801)          523-0101
-----------------------  -------------  -------------------
Name                     Area Code      Telephone Number

1. Have all other reports required under Section 13 or 15 (b) of the Securities and Exchange Act of 1934 or Section 30 or the Investments Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports been filed? If answer is no, identify report(s).


       X   Yes      No
     -----     -----
2. There are not any significant changes anticipated in the results of operations from the corresponding period of the last fiscal year that will be reflected by the earnings statements to be included in the subject report portion thereof.


                        BioPulse International, Inc.
                      -------------------------------
                (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date: October 30, 2000             By:/S/ Jonathon Neville
                                           ----------------------------
                                         Jonathon Neville, President


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